UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          UNDER SECTION 12(b) or (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934





                                   Lexon, Inc.
             (Exact name of registrant as specified in its charter)


                 Oklahoma                            73-1533326
     (State or other jurisdiction of             (I.R.S. Employer
      incorporation or organization)            Identification Number)

                             8908 South Yale Avenue
                                    Suite 409
                                 Tulsa, OK 74137
          (Address of principal executive offices, including zip code)

                                 (918) 492-4125
              (Registrant's Telephone Number, Including Area Code)
                                 (918) 492-2560
              (Registrant's Facsimile Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock, $0.001 par value
                                (Title of class)

Information Required in Registration Statement

Certain Forward-Looking Information

     Certain statements included in this report which are not historical facts are forward looking statements, including the information provided with respect to future business opportunities, expected financing sources and related matters. These forward looking statements are based on current expectations, estimates, assumptions and beliefs of management, and words such as "expects," "anticipates," "intends," "believes," "estimates" and similar expressions are intended to identify such forward looking statements. Since this information is based on current expectations that involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements.


                                    Part I.

Item 1. Description of Business

(a) Business Development

         1.   Form and Year of Organization

         Lexon, Inc., an Oklahoma Corporation ("Lexon" or the "Company"), is a development stage corporation organized on December 16, 1997 to identify and commercialize proprietary medical biotechnology opportunities.

         2.   Bankruptcy or Receivership

         Lexon has never been in bankruptcy or receivership.

         3.   Mergers, Reclassifications and Purchases of Assets

         Under the terms of the Agreement and Plan of Merger dated May 11, 1998, the Company issued to UTEK Corporation ("UTEK"), the sole shareholder of Gentest, 1,000,000 shares of common stock of the Company. Gentest ceased to exist by reason of the Merger, and the assets and liabilities of Gentest, including those rights and obligations associated with the exclusive License Agreement ("License Agreement") and the Sponsored Research Agreement ("Research Agreement"), became assets and liabilities of Lexon. The obligations of Gentest were to pay $105,000 for the exclusive license, $311,250 to develop the test kit and $55,000 for a consultant to locate and review the technology and negotiate the agreements. The obligations were paid in full by Lexon on July 8, 1998. The Merger was accounted for by the Company as a purchase. The 1,000,000 shares of common stock of the Company were valued at par value of $0.001 per share, which the Board of Directors determined to be the fair value of the common stock.


         By reason of the Merger, Lexon owns the exclusive worldwide license to develop, manufacture and market the Ebaf Assay TM, a blood test that allows for the early screening for colon cancer and certain types of ovarian and testicular cancers. The Ebaf Assay test kit, which is being developed for general laboratory use, can detect elevated levels of the Ebaf protein in a patient's blood. Preliminary research indicates that elevated levels of the Ebaf protein is an indicator of colon cancer and certain forms of ovarian and testicular cancer.

         The  discovery  linking  the  Ebaf  protein  to  colon,   ovarian  and
testicular cancers was made by Dr. Siamak Tabibzadeh, M.D., while he was a professor in the Department of Pathology at the University of South Florida ("USF") and an attending pathologist at the Moffitt Cancer Center at USF. Dr. Tabibzadeh is now Chief of Experimental Pathology and Professor in Pathology at North Shore Long Island Jewish Medical Center in Manhasset, New York ("North Shore"), where the blood test kit is being developed.

         On July 8, 1998 and pursuant to the Sponsored Research Agreement attached as Exhibit 6.2 hereto, Lexon paid $311,250 to North Shore to develop the Ebaf Assay. Through June 30, 1999, Lexon paid $10,000 for Dr. Tabibzadeh to purchase equipment and order supplies and has committed to pay an additional $81,162 in 6 installments of $13,527 each,

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

payable on or before October 1, 1999, December 1, 1999, February 1, 2000, April 1, 2000, June 1, 2000 and August 1, 2000, to expand Dr. Tabibzadeh's research staff to expedite the development of the prototype test kit. A copy of the agreement for additional funding is attached as Exhibit 6.3.

        Lexon has no operating history prior to December 16, 1997. Lexon has had no revenues from the sale of products to date and has funded its activities through the sale of its common stock and through loans by shareholders. Lexon does not anticipate any revenues from the sale of product in 1999. Lexon's corporate headquarters is located in Tulsa, Oklahoma. Lexon presently leases its office space, which it shares with other development stage technology companies. Lexon has no full time employees and no payroll. The officers and other part-time employees of Lexon serve without salary or other non-equity compensation.

(b)  Business of Issuer

         1. Principal Products and Services of Lexon and Their Markets

         Lexon has no products or services for sale at this time. It is anticipated that the Ebaf Assay will be marketed when development is completed and FDA approval is secured, either directly by Lexon or by a corporate marketing partner, to laboratories, research institutions, hospitals, clinics, doctors and other medical professionals throughout the world. The colon cancer blood screening test using the Ebaf Assay is the only product Lexon has in development.

         The Lexon blood test to screen for colon cancer is based on the finding that cancers of the colon contain large amounts of the Ebaf protein. The Ebaf protein is a member of the TGF beta family of regulatory proteins. It has been found to be present in colon cancer and in some forms of ovarian and testicular cancer, but its role in these tumors is not known. The Ebaf protein is "shed" into the bloodstream by the tumor and can be detected in the blood through the Lexon Ebaf Assay. Approximately 27 other types of malignant tumors have been tested for the presence of Ebaf. However, the protein was not demonstrable in any of these tumors except colon cancer and some forms of testicular and ovarian cancer. Therefore, the Ebaf protein marker seems to be unique to colon cancer and some forms of ovarian and testicular cancer. Since colon cancer is the second leading cause of cancer deaths in the U.S. after lung cancer, the major use for the Ebaf Assay is initially to provide measurement and monitoring of known cancer patients and to provide screening of patients in general for the presence of Ebaf as a marker for potential colon, ovarian or testicular cancer.


         The Lexon Ebaf Assay is based on the Enzyme Linked Immunosorbent Assay or ELISA format, a generally recognized and widely used immunological testing platform. The test involves a monoclonal antibody to Ebaf with which the ELISA plate is coated. When the plate is exposed to a sample of blood containing the Ebaf protein, the monoclonal antibody captures the Ebaf protein and locks it onto the surface of the plate. The plate is then rinsed and exposed to a polyclonal antibody which has an enzyme ligand attached to it. The polyclonal antibody also binds to the Ebaf protein if it is present. This technique is called a "sandwich" ELISA format, because the substance being analyzed is "sandwiched" between a polyclonal and a monoclonal antibody. The entire plate is then exposed to an indicator solution which changes color in the presence of the enzyme ligand. The degree of color change is dependent on the amount of enzyme present and hence on the amount of Ebaf protein on the surface of the plate. The degree of color change can then be read in a standard laboratory colorimeter. The level of Ebaf measured by the Lexon ELISA assay will be compared to blood levels of the Ebaf protein in normal healthy subjects. If the level of the Ebaf protein in the blood is increased relative to the base level, it is indicative that cancer of the colon or possibly of the ovaries or testis is present. In this case, further diagnostic testing would be indicated in order to locate and delineate the type of tumor producing the elevated Ebaf levels.

         2.  Distribution Method of Products and Services

         Lexon has not yet determined how the colon cancer blood screening test using the Ebaf Assay will be distributed. Lexon is in the process of seeking a corporate marketing partner to aid in the marketing and distribution of the Ebaf Assay. Lexon does not presently have any manufacturing or distribution capacity. Lexon has not determined the commercial arrangements under which it would be willing to engage such a corporate marketing partner.

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

         3. Status of Publicly Announced Products or Services

         The Ebaf Assay is still in development. Dr. Tabibzadeh has identified and classified the monoclonal and polyclonal antibodies. Lexon anticipates that development of the prototype test kit may be completed in late 1999. A small number of prototype test kits will then be made for use in the field tests. Data collected from field tests will be submitted to the FDA for approval of the Ebaf Assay. Lexon expects that the FDA application will be submitted in mid-2000. The test kit requires FDA approval before it can be sold in the U.S.

         4. Competitive Business Conditions, Competitive Position and Methods of Competition

         Competition in the medical products and services industry is intense. Although growth in the medical industry in general and sales of medical cancer screening tests in particular is expected to expand as the population ages and cancer awareness increases, the number of potential competitors in the marketplace makes competitive pressures severe. The medical screening and diagnostic industry has attracted large and sophisticated potential competitors with established brand names who have already successfully developed and marketed products and who have greater financial, technical, manufacturing, marketing, regulatory and distribution resources than Lexon.


         There is no known blood test currently available to screen for colon cancer. Current methods to screen for colon cancer include the CEA test, the fecal occult home test, and colonoscopy. These methods have significant disadvantages as compared to the Ebaf Assay. Lexon believes the Ebaf Assay can also have some utility in monitoring colon cancer patients. Presently, the carcinoembryonic antigen or CEA test is the only one other viable monitoring test on the market, however, the CEA test yields positive results in a variety of conditions other than colon cancer and has a very high false positive rate. The CEA test has some utility in monitoring colon cancer patients, but is of no use as a diagnostic screening test.

         Regulation by governmental authorities in the United States and other countries could be a significant factor in ongoing research and product development activities. Lexon's diagnostic products will require regulatory approval by the FDA and possibly other governmental agencies prior to commercialization. Various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, recordkeeping and marketing of such products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, requires the expenditure of substantial resources. Any failure by Lexon to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect Lexon.

         In the United States and elsewhere, sales of diagnostic, therapeutic and other pharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. There is no assurance that any of Lexon's products will be considered cost effective and that reimbursement to the consumer will be available, or will be sufficient to allow Lexon to sell its products on a competitive and profitable basis.

         The levels of revenues and profitability of Lexon may be affected by the continuing efforts of government and third party payors to contain or reduce the costs of healthcare. While Lexon cannot predict whether any such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on Lexon.


         Lexon's main potential competitors are the major diagnostic pharmaceutical corporations, such as Abbott Pharmaceuticals, Roche, SmithKlineBeecham, Johnson & Johnson and Bayer. These companies have substantial marketing, distribution, regulatory compliance, financial, and research and development capabilities. If any of these competitors were to develop a colon cancer blood screening test not involving the Ebaf Assay, such an event may have a material adverse effect on Lexon's ability to compete in the medical screening and diagnostic field.

         5.  Sources of Raw Materials and the Names of Principal Suppliers

          Lexon does not manufacture any products, so it has no raw materials. The Ebaf Assay is a simple product to manufacture, its main components being a plastic plate, monoclonal and polyclonal antibodies to the Ebaf protein, and 9 fluorescent markers, each of which is commercially available. The identification and classification of the antibodies and the precise structure are keys to the Lexon test kit.

         6.  Dependence on one of a few major customers

         Lexon anticipates marketing its test kits to the entire field of medical professionals and does not anticipate being dependent on any particular customer. Because historical information is not yet available due to Lexon's short operating history, it is premature to estimate if any customer will account for more than 1% of Lexon's yearly anticipated sales volume when its test kit is commercially available for sale.

         7. Patents, trademarks, licenses, royalty agreements or labor contracts

         Dr. Tabibzadeh was employed at the University of South Florida ("USF") when the discovery of the Ebaf Assay was first made. USF owns the US Patent, No.5,916,751, which was published on June 29, 1999, related to the Ebaf Assay. Lexon has an exclusive license agreement with South Florida Research Foundation ("USFRF") whereby Lexon agreed to pay a royalty equal to the greater of (a) five percent (5%) of revenue from the sale of products based on the concept for the diagnosis of selected adenocarcinomas and any additions, extensions and improvements thereto or as a minimum (b) zero (0) dollars through April 9, 2000; $75,000 at the end of year three; $100,000 at the end of year four; $125,000 at the end of year five; $150,000 at the end of year six and for each successive year thereafter during the term of the exclusive license agreement. The royalty obligation will expire after the longer of twenty (20) years or the expiration of the last to expire patent that covers the licensed intellectual property.

         In June, 1998, Dr. Tabibzadeh joined North Shore University Hospital, where he continues to develop the Ebaf Assay. It is the new developments and discoveries he has made and will make while at North Shore that are covered by Lexon's License Agreement with North Shore (see Exhibit 6.2). Lexon agreed to pay to North Shore a royalty equal to one-half of one percent (0.5%) of revenue from the sale of such products and ten percent (10%) of any


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
consideration received by the Company from granting sublicenses. No minimum royalty payments are required under the License Agreement with North Shore. The royalty obligation will expire after the longer of fifteen (15) years or the expiration of the last to expire patent that covers the licensed intellectual property.

         USF owns the US Patent, No.5,916,751, on the Ebaf Assay published on June 29, 1999. Lexon has no information that has lead it to believe that the patent infringes the intellectual property rights of another, but it gives no assurance to that effect. The filing, prosecution and maintenance of all patent rights regarding the Ebaf screening process are within the sole discretion of USF. Lexon has the right to request that USF seek, obtain and maintain such patent and other protection to the extent that USF is lawfully entitled to do so, at Lexon's sole expense. There is no assurance that USF will seek, obtain or maintain such patent and other protection to which it is lawfully entitled. Further, there is no assurance that Lexon will have sufficient working capital to fund USF's efforts in those activities.


         Dr. Tabibzadeh's research was funded in part with grants from the National Institutes of Health. The Patent & Trademark Act (Public Law 96-517), also known as the Bayh- Dole Act, created a uniform patent policy among Federal agencies that fund research. Bayh-Dole enables small businesses and non-profit organizations, including universities, to retain title to materials and products they invent with Federal funding. In return, the U.S. government retains a perpetual, non-exclusive right to use for government purposes any invention that results from its funding without having to pay license fees and royalties. In addition, the U.S. government is protected from lawsuits and infringement claims. There is no assurance that the interests of NIH will not materially adversely affect Lexon or its business.


         There is presently no foreign patent protection for the test kit, however,a PCT application has been filed by USF. There is no assurance that any foreign patents will issue. The lack of foreign patent protection could result in the manufacturing and sale of test kits copied by competitors who are not obligated to pay royalties. As a result, these competitors could achieve superior operating margins, which could adversely affect Lexon's ability to compete.

         8.  Need for Governmental Approval

         Sale of Lexon's test kit is regulated by the United States Food and Drug Administration ("FDA"), whose approval is required prior to sale in the United States. The process of seeking these approvals, and the subsequent compliance with applicable statues and regulations, is lengthy and requires the expenditure of substantial resources. Any failure by Lexon to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect Lexon. The FDA regulates the research, design, testing, manufacture, safety, labeling, storage, record-keeping, advertising and promotion, distribution, and production of medical devices in the United States. In-vitro reagents of the type used in the Lexon test kit when used in screening and diagnostic products are medical devices subject to FDA regulation.

         In-vitro diagnostic devices may fall into any one of the three classifications of devices, depending on the degree of regulatory controls the FDA deems appropriate to protect the public health. Most in-vitro diagnostic devices on the market today fall into Class I or Class II, with a few high-risk diagnostic devices subject to the more rigorous regulation of Class III.

          Generally, before a new device can be introduced into the market in the United States, the manufacturer must obtain FDA clearance of a 510(k) pre-market notification ("510(k)") or approval of a pre-market approval application "PMA"). If the device is "substantially equivalent" to a legally marketed Class I or Class II device or to a Class III device for which the FDA has not called for a PMA, the manufacturer may seek clearance from the FDA to market the device by filing a 510(k). The 510(k) will need to be supported by appropriate data establishing the claim of substantial equivalence to the satisfaction of the FDA.


         FDA Approval Process. In the United States, medical devices and diagnostics are classified into one of three classes (class I, II or III) on the basis of the controls deemed necessary to the FDA to reasonably assure their safety and effectiveness. Under FDA regulations, class I devices are subject to general controls (e.g. labeling, premarket notification and adherence to QSRegs) and class II devices are subject to general and special controls (e.g. performance standards, postmarket surveillance, patient registries and FDA guidelines). Generally, class III devices are those which must receive a PMA by the FDA to ensure their safety and effectiveness (e.g. life sustaining, life supporting and implantable devices or new devices which have not been found substantially equivalent to legally marketed devices).

     Before a new device can be introduced into the market, the manufacturer generally must obtain marketing clearance through the filing of either a 510 (k) notification or a PMA application. A 510 (k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed class I or II medical device or to a class III medical device for which the FDA has not called for a PMA. It generally takes from four to twelve months from submission to obtain a 510 (k) clearance, but it may take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device or that additional information or data is needed before a substantial equivalence determination can be made, either of which could delay market introduction of a new product. A request for additional data may require that clinical studies of the device's safety and efficacy be performed. Additionally, modifications or enhancements that could significantly affect the safety of efficacy of the device, or that constitute a major change to the intended use of the device, will require new 501 (k) submissions.

     A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed class I or class II device or if it is a class III device for which the FDA has called for a PMA. A PMA application must be supported by valid scientific evidence, including preclinical and clinical trial data, to demonstrate the safety and effectiveness of the device. The PMA application must also contain the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device in addition to the device labeling and advertising literature.

     If a PMA application is accepted for filing, the FDA begins an in-depth review of the submission. FDA review of a PMA application generally takes one to two years from the date the PMA application is accepted for filing, but it may take significantly longer. The PMA review process includes an inspection of the manufacturer's facilities to ensure that the facilities are in compliance with the applicable QSRegs requirements. In addition, an advisory committee made up of clinicians and/or other appropriate experts is typically convened to evaluate the application and make recommendations to the FDA as to whether the device should be approved. The PMA process can be expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

     Although clinical investigations of most devices are subject to the investigational device exemption ("IDE") requirements, clinical investigations of in vitro diagnostic ("IVD") are exempt from the IDE requirements, including FDA approval of investigations, provided the testing meets certain exemption criteria. IVD manufacturers must also establish distribution controls to assure the IVDs distributed for the purpose of conducting clinical investigations are used only for that purpose. Pursuant to current FDA policy, manufacturers of IVDs labeled for investigational use only ("IUO") or research under which investigational IVDs are distributed to or utilized only by individuals, laboratories, or healthcare facilities that have provided the manufacturer with a written certification of compliance indicating that the IUO or RUO product will be restricted in use and will, among other things, meet institutional review board and informed consent requirements.

     Exports of products subject to 501 (k) notification requirements, but not yet cleared to market, are permitted without FDA export approval, provided that certain requirements are met. Unapproved products subject to PMA requirements can be exported to any country without prior FDA approval, provided, among other things, they are not contrary to the laws of the country to which they are intended for import, they have been manufactured in substantial compliance with the QSRegs and have been granted valid marketing authorization by the member country of the European Union, Australia, Canada, Israel, Japan, New Zealand, Switzerland or South Africa. The Company must also provide the FDA with simple notification indicating the products to be exported and the countries to which they will be exported.

     FDA approval must be obtained for exports of products subject to the PMA requirements if these export conditions are not met. To obtain export approval, when required, certain requirements must be met and information must be provided to the FDA, including, with some exceptions, documentation demonstrating that the product is approved for import into the country to which it is to be exported and, in some cases, safety data for the device.

     Any products manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences with the use of the device. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. The FDC Act requires devices to be manufactured in accordance with QSRegs, which impose certain procedural and documentation requirements upon the Company with respect to manufacturing and quality assurance activities.

     It is not clear which class the cancer screening test is in or what will be the extent of applications required for the screening test kit. There is no assurance that FDA and other approvals will be obtained or that the Company will have the funds available to complete the field and other tests and successfully file and prosecute the required applications.


         Lexon believes that it will be able to establish substantial equivalence based upon the 27 other ELISA-based tests currently approved by the FDA, among other reasons. If Lexon cannot establish that its Ebaf Assay is substantially equivalent to a legally marketed predicate device, the Company must seek pre-market approval through submission of a PMA application. The PMA application must be supported by valid scientific evidence, including pre-clinical and clinical trial data, as well as extensive literature to demonstrate a reasonable assurance of safety and effectiveness of the device. The PMA represents the most vigorous form of FDA regulatory review.

         The use for which a product is intended dictates the FDA's determination of its classification. A device intended for the quantitative measurement of tumor-associated antigen levels in body fluids by immunoassay methodologies will likely fall into Class II and be subject to 510(k) clearance, but only if it is intended to be used to monitor patients for disease progression, response to therapy, or detection of recurrent or residual illness.

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
         Tumor-associated antigen immunoassay systems intended for use in screening for the early detection or diagnosis of cancer may fall into Class III and be subject to the rigorous PMA approval process. Lexon expects to initially market the test as an immunological monitoring device in patients with known colon cancer, while it is gathering data and fulfilling the requirements of the PMA review process.

         There may be regulatory requirements, other than those FDA requirements, applicable to Lexon's test kit prior to its sale in other countries. If Lexon chooses to market its test kit in countries outside of the US, it will have to comply with any applicable requirements before such sales can be made.

         9.  Effect of Existing or Probable Governmental Regulation

         It is quite possible that new regulations which may become effective and be applicable to blood screening tests for cancer could be proposed and adopted which could restrict marketing the Ebaf Assay. Lexon is not aware of any such pending or proposed regulations, however, there is no assurance that they will not be imposed.

         10. Estimate of the amount spent on research and development

         Through June 30, 1999, Lexon had funded approximately $321,250 on research and development expenses and has committed to fund an additional $81,162. No customer has or is expected to bear any direct research and development expense.

         11.  Costs and effects of environmental compliance

         Lexon has incurred no costs associated with environmental compliance and expects not to have to spend any sums on environmental compliance.

         12. Number of total employees and number of full time employees

         Lexon has no full time employees. Lexon has one officer and director and four key employees, each of whom are engaged in other business activities and each of whom do not receive cash compensation for their services to Lexon. There is no assurance that these individuals will continue to serve without cash compensation. There are no written employment agreements.

         13.  Year 2000 Disclosure

         The computer hardware and software used by the Company are made or licensed by various name-brand companies and are less than one year old. The computer hardware consists of a network server and six personal computers and the computer software consists of an operating system and word processing, spreadsheet and accounting applications. The Company has been advised by each vendor, either directly in writing or indirectly through information obtained at their web site, that their hardware and/or software is Year 2000 compliant. On September 30, 1999, the Company tested these assertions by setting the date on the network server and on each computer to January 1, 2000. Each software application on each computer was used and no problems were encountered. The Company does not use any proprietary computer software.

         The Company is dependent on the computer systems at North Shore University Hospital which support Dr. Tabibzadeh's ongoing product development efforts. The Company is also dependent on other vendors for banking, telephone, internet and utility services. The Company has contacted North Shore and the other vendors to assess their Year 2000 readiness. Each has informed the Company, either directly in writing or indirectly through information obtained at their web site, that their hardware and/or software is Year 2000 compliant. Because the Company's product is still in development, the Company does not yet have customers or suppliers and does not anticipate having customers or suppliers in the near future. To date, the costs to the Company to address Year 2000 issues have been immaterial.

         The Company believes that the most likely worst case scenario related to Year 2000 is a significant delay in the development of its product. Such an interruption could occur due to a breakdown in the systems of third parties. The Company currently does not have a contingency plan in the event a particular system or vendor is not Year 2000 ready. There can be no assurance that unexpected Year 2000 readiness problems of the Company or its vendors and service providers will not materially adversely affect the Company's business, operating results and financial condition. The foregoing assessment represents management's best estimates at the present time, which could change significantly in the future.


Item 2.  Management Discussion and Analysis

(a)  Plan of Operation

         1. Plan of Operation Over the Next Twelve Months

         Lexon is seeking to consummate a business combination by way of tax-free merger, exchange of stock, sale of assets or other business combination with a pharmaceutical company or manufacturing and distribution company with existing manufacturing, quality control, marketing, distribution and regulatory compliance capabilities in place. Alternatively but simultaneously, Lexon is seeking strategic alliances with pharmaceutical and other companies willing to provide Lexon with manufacturing, marketing and distribution capacities. Lexon has no such agreements at this time. There is no assurance that Lexon will be successful in making acceptable arrangements for a business combination or strategic alliances.

         Lexon plans to continue to develop and improve the Ebaf Assay and to commence and complete standardization testing, to complete field testing and data gathering for its FDA 510(k) application., and to seek strategic alliances or business combination partners. Lexon plans to capture market share in the colon cancer screening business by combining with such strategic partners or by producing and distributing the Ebaf Assay directly to medical professional, medical specialists, medical laboratories, medical insurance companies, diagnostic laboratories and educational facilities. Should Lexon decide to manufacture, market and distribute the Ebaf Assay without the assistance of a business partner, the Company will require significant capital.

         Lexon plans to continue to participate in public information campaigns regarding the need for early detection of colon cancer by providing sponsorship of colon cancer awareness. One such program the Company sponsors is the Eric Davis Score Against Colon Cancer Event, conducted by Eric Davis, the St. Louis Cardinal's All-Star outfielder, pursuant to the agreement attached hereto as
Exhibit 6.6. Lexon believes that its efforts to educate the public about the risks of colon cancer and the benefits of early detection will begin to develop relationships with potential purchasers, marketing partners and research institutions.

         Lexon plans to continue to develop the Ebaf Assay. It is anticipated that a prototype test will be completed by the fourth quarter of 1999. Subsequent thereto, the Company expects to begin collecting data from field tests and anticipates submitting its FDA application in 2000.

         (i)  Cash Requirements

         Management believes that Lexon can satisfy its current cash needs out of available cash and will not have to engage in any sale of Lexon's securities during the next three months. Lexon intends to engage in an offering of its common stock to fund the costs associated with required field tests, file and process applications for FDA approval, identify manufacturers to mass produce the test kits, and identify and consummate strategic business alliances. There is no assurance that any additional capital needed will be available to Lexon on acceptable terms when needed, if at all. Any additional capital may involve substantial dilution to the interests of Lexon's then existing stockholders.

         (ii)  Product Development and Research Plan for the Next Twelve Months

         To date, Lexon has paid North Shore $321,500 and anticipates spending another $81,162 over the next twelve months to complete the Ebaf Assay development. The development of the Ebaf Assay for the ELISA platform requires that both a polyclonal and a monoclonal antibody to the Ebaf protein be produced. These antibodies must be specific for Ebaf, and must be tested extensively to make sure that they do not react with any other similar proteins.

         Dr. Tabibzadeh has identified an adequate polyclonal antibody for use in the ELISA test. This antibody has been tested in a comprehensive fashion and will be used as the carrier for the enzyme ligand in the ELISA test. Dr. Tabibzadeh is currently analyzing and characterizing more than 30 monoclonal antibodies to find an adequate prospect for use in the ELISA test. The ideal candidate for the monoclonal selection will be a monoclonal antibody which is highly specific for Ebaf and does not react with any other proteins. Once the monoclonal antibody is identified and characterized, a small number of prototype ELISA test kits will be made. These test kits will be used to collect data for submission of an FDA application.

         (iii)  Expected Purchase or Sale of Plant and Significant Equipment

         None.

         (iv) Expected Significant changes in number of employees.

         None.

Item 3. Description of Property

         (a)  Location and Description of Property

         Lexon leases its executive offices, which are currently shared with other companies controlled by its officer and director. These companies share the $4,000 per month lease payment. Lexon's portion of the lease is approximately $800 per month.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         (a)  Beneficial Owners of More than Five Percent


         The following table shows the persons known to the Company to be the benefical owner of more than 5% of the Company's common stock. The number of shares owned includes the shares which the listed beneficial owner has the right to acquire within sixty days from options to purchase common stock. The percentage of outstanding shares was calculated based on the 6,802,013 shares issued and outstanding at June 30, 1999 plus the shares which the listed beneficial owner has the right to acquire within sixty days:


                                                                         Percent of
                                Relationship to     Common Shares    Outstanding
      Name and Address          Company                     Owned         Shares
      ----------------          ---------------     -------------    -----------
      UTEK Corporation          Beneficial Owner        1,000,000          14.7%
      202 Wheeler Street
      Plant City, FL 33566

      Gifford M. Mabie          Officer, Director         750,000(1)       10.6%
      8908 S. Yale Ave. #409
      Tulsa, OK 74137

      Rhonda R. Vincent         Key Employee              750,000(2)       10.6%
      8908 S. Yale Ave. #409
      Tulsa, OK  74137

      Frederick K. Slicker      Key Employee              770,000(3)       10.8%
      8908 S. Yale Ave. #410
      Tulsa, OK  74137

      Northside Trust           Beneficial Owner          366,500(5)        5.4%
      Pamela K. Lambillotte,
      Trustee
      P.O. Box 383
      Broken Arrow, OK  74013

      Thomas R. Coughlin        Key Employee              937,500(4)       12.6%
      8908 S. Yale Ave. #409
      Tulsa, OK  74137

      Vicki L. Pippin           Employee                  598,500(6)        8.5%
      8908 S. Yale Ave. #409
      Tulsa, OK  74137

      Mabie Childrens' Trust    Beneficial Owner          424,400(7)        6.1%
      A. Martin Keating, Trustee
      P.O. Box
      Tulsa, OK  741
                                                     ------------         ------
      Officers and Directors, as a group (1 person)       750,000          10.6%
                                                     ------------         ------
      Beneficial Owners, as a group (7 persons)         4,846,900          57.6%
                                                     ------------         ------
      Officers, Directors and Beneficial Owners,
      as a group (8 persons)                            5,596,900          64.6%
                                                     ------------         ------

(1) Includes 500,000 shares owned directly by Mr. Mabie and his right to acquire 250,000 shares of common stock at $1.5625 per share.

(2) Includes 500,000 shares owned directly by Ms. Vincent and her right to acquire 250,000 shares of common stock at $1.5625 per share.

(3) Includes 185,000 shares owned directly by Mr. Slicker, 285,000 shares owned by his wife, and Mr. Slicker's rights to acquire 50,000 shares of common stock at $1.200 per share and 250,000 shares of common stock at $1.5625 per share.

                                       8

(4) Includes 300,000 shares owned directly by Dr. Coughlin and his right to acquire 637,500 shares of common stock at $1.5625 per share.


(5) The trustee of the Northside Trust is Pamela Lambillotte. The beneficiary of the Trust is the minor son of Vicki Pippin, the Trust grantor and an employee of the Company. Northside Trust is an Irrevocable Trust and Ms. Pippin disclaims any beneficial ownership thereof.

(6) Includes 348,5000 shares owned directly by Ms. Pippin and her right to acquire 250,000 shares of common stock at $1.5625 per share.

(7) Includes 244,400 shares owned directly by the Trust and its right to acquire 180,000 shares of common stock at $1.20 per share. The trustee of the Mabie Childrens' Trust is A. Martin Keating, author. The beneficiaries of the Trust are the adult children of Gifford and Sheryl Mabie, the Trust grantors. The
Mabie Childrens' Trust is an Irrevocable Trust and Mr. Mabie disclaims any beneficial ownership thereof.



         Common Stock Options.

         At June 30, 1999, Lexon had outstanding a total of 2,537,500 options to purchase shares of its common stock at prices ranging from $1.20 per share to $1.5625 per share as follows:

         Lexon Stock Option Plan. Lexon has reserved 3,000,000 shares of common stock pursuant to its Stock Option Plan. At June 30, 1999, the Plan had outstanding a total of 2,467,500 options at exercise prices ranging from $1.20 per share to $1.5625 per share. The options expire ten years from the date of grant if not sooner exercised. The exercise price is equal to the closing price of the common stock on the date of grant. Prior to trading, the exercise was determined by the Board of Directors.

         The following table details the options outstanding in the Plan as of June 30, 1999:

Date of                           Relationship   Options   Exercise      Expira-
Grant     Grantee                 to Company     Granted      Price         tion
--------  ---------------------   ------------   -------   --------     --------
10/15/98  Dr. Siamak Tabibzadeh   Consultant      50,000    $1.2000(1)  10/14/08
10/15/98  Fred Slicker            Officer/Lender  50,000    $1.2000(1)  10/14/08
10/15/98  Mabie Childrens Trust   Lender         180,000    $1.2000(1)  10/14/08
10/15/98  Viking Group            Consultant     300,000    $1.2000(1)  10/14/08
03/04/99  Gifford Mabie           Officer        250,000    $1.5625(2)  03/03/09
03/04/99  Rhonda Vincent          Employee       250,000    $1.5625(2)  03/03/09
03/04/99  Dr. Thomas Coughlin     Employee       637,500    $1.5625(2)  03/03/09
03/04/99  Vicki Pippin            Employee       250,000    $1.5625(2)  03/03/09
03/04/99  Fred Slicker            Employee       250,000    $1.5625(2)  03/03/09
03/04/99  Dr. Siamak Tabibzadeh   Consultant     250,000    $1.5625(2)  03/03/09
                                               ---------
          Total Options Outstanding in Plan    2,467,500
                                               ---------

(1) No trading market for common stock existed on date of grant. Exercise price was determined by the Board of Directors based on the most recent offering price of $2.00 per share discounted by 40% because the common stock to be issued pursuant to exercise of these options would be restricted.

(2) Exercise price is equal to the closing price of the Company's common stock, as quoted on the OTC Bulletin Board, on the date of grant.

         Other Options Outstanding. On November 1, 1998, the Company entered into an agreement with Morgan-Phillips, Inc. ("MPI") to provide various stockbroker, shareholder relations and public information services for Lexon for a two year period. These services are listed in the Consulting Agreement at
Exhibit 6.4. In connection with that agreement, the Board granted MPI the right to purchase up to 1,000,000 shares of common stock at prices ranging from $1.20 to $3.00 per share during the period from January 1, 1999 through December 31, 2000, subject to certain vesting conditions that are based upon market performance of the common stock of Lexon. The variables are time, actual float, market price and exercise price. See Exhibit A to the Option Agreement which is
Exhibit 6.4 to the Form 10-SB. At June 30, 1999, 70,000 options at $1.50 per share were vested and 45,000 options at $1.20 per share were forfeited because the conditions were not met. The remaining 885,000 options may later become vested. It is unclear whether the remaining options will vest. All vested but unexercised options expire on October 27, 2008.


Item 5. Directors, Officers and Control Persons

(a)  Identify Directors and Executive Officers

      (1)-(4) Names, ages, positions, offices, business experience


         Gifford M. Mabie, age 58, is President, CEO and a Director of Lexon. Mr. Mabie has been the President and CEO of Lexon since March 1, 1998. He serves at the pleasure of the Board of Directors. He serves without cash compensation and without an employment agreement. From 1982 to 1994, Mr. Mabie was Senior Vice President of CIS Technologies, Inc. (NASD: CISI), a leading healthcare information company that was purchased by National Data Corporation (NYSE: NDC) in 1996. Mr. Mabie was instrumental in raising over $40 million in capital that funded acquisitions and new product development. As a result, that company's revenues grew from $105,000 in 1987 to over $40 million in 1995. Prior to CIS, Mr. Mabie was with Honeywell Information Systems, Inc., where he ranked as one of its top five salesmen worldwide. Prior to joining Honeywell, he was corporate controller with W.B. Dunavant & Company, one of the world's largest cotton brokers. He holds degrees in accounting and economics from Memphis State University and served for eight years in the United States Navy.


      (5) Other Directorships

         Mr.  Mabie is an officer and  director of Maxxon,  Inc.  (OTC  Bulletin
Board: MXON). Mr. Mabie is also an officer and director of the following privately-held emerging technology companies:

         Image Analysis, Inc., a color magnetic resonance imaging technology company; Centrex, Inc., an e.coli detection and measurement company; and Nubar Enterprises, Inc., a laminated carbon fiber reinforcing bar company.

(b)  Other significant employees

         The following persons are key employees of Lexon but none of them is an officer or director:

         Thomas R. Coughlin, M.D., age 50, is Medical Director for Lexon. Prior to joining Lexon, Dr. Coughlin was a cardiovascular surgeon. From 1992 to 1995, he was Medical Director of Cardiovascular Surgical Services at Alexandria Hospital in Alexandria Virginia and from 1991 to 1995, was Assistant Clinical Professor, Thoracic and Cardiovascular Surgery at George Washington University Medical Center in Washington, D.C. He has received numerous professional honors and has published 25 research papers. He is a graduate of the University of Rochester School of Medicine and Dentistry, Rochester, New York (M.D.) and of Seton Hall University (B.S.).

         Frederick K. Slicker, age 55, is General Counsel for Lexon. From April 1, 1998 until July 16, 1999 when he resigned as an officer of Lexon, Mr. Slicker was Vice President and General Counsel of Lexon. He has practiced law for more than 30 years, primarily in the areas of mergers and acquisitions, securities law compliance and general business. He holds a Master of Laws degree from Harvard Law School and a Juris Doctor degree with highest distinction and Bachelor of Arts in Mathematics from the University of Kansas. He served in the US Army for seven years. He is a frequent speaker to professional groups on legal and other subjects.

         Rhonda R. Vincent, age 35, is Financial Reporting Manager for Lexon. From incorporation until July 16, 1999, when she resigned as an officer and director of Lexon, Ms. Vincent was Vice President, Secretary and Treasurer of Lexon. From 1994 to 1997, Ms. Vincent was Vice President, Secretary, Treasurer and Director of Corporate Vision, Inc. (OTCBB: CVIA), a multimedia software development company. For five years prior thereto, Ms. Vincent held various accounting, finance and investor relations positions with CIS Technologies, Inc., a leading healthcare information processing company that was purchased by National Data Corporation in 1996. She began her career as an audit associate with the public accounting firm of Coopers & Lybrand. Ms. Vincent is a Certified Public Accountant and holds a Bachelor of Science degree in accounting from Oral Roberts University.

         Vicki L. Pippin, age 40, is an Administrative Manager for Lexon. She has had more than 20 years in senior executive administration for various public companies in the aerospace and healthcare software industries, including McDonnell Douglas, Burtek Industries and CIS Technologies.

(c)  Family Relationships

         None.

(d) Involvement in Legal Proceedings of Officers, Directors and Control Persons

         None.

Item 6. Executive Compensation

         No cash compensation was received by any officer or director since inception. On March 4, 1999, Mr. Mabie was granted an option to purchase 250,000 shares of common stock at $1.5625 per share. Such option was granted at fair market value and expires ten years from the date of grant.

Item 7. Certain Relationships and Related Transactions

         (a)  Describe Related Party Transactions


         On July 1, 1998, the Company borrowed $50,000 from Fred Slicker, then Vice President and General Counsel of the Company and $180,000 from a non-affiliated shareholder. The Notes accrued interest at 12% per annum through December 31, 1998 and at 14% per annum thereafter. The Notes, including accrued interest, were paid in full in February, 1999. In connection with these loans, the Board granted options to purchase 230,000 shares of common stock at $1.20 per share. The exercise price was deemed by the Board to be the fair market value of the stock on the date of grant. The options expire ten years from the date of grant. See "Common Stock Options."


Item 8. Description of Securities


         The following summary of certain provisions of the Common Stock is subject to, and qualified in its entirety by, the provisions of applicable law and the provisions of Lexon's Certificate of Incorporation, which is included as an exhibit to this Registration Statement.


         Lexon is authorized to issue 45,000,000 Shares of Common Stock, par value $0.001 per share, of which 6,802,013 shares were outstanding as of the date hereof. Lexon is also authorized to issue 5,000,000 Shares of Preferred Stock, par value $0.001 per share, of which there are no shares presently outstanding. There is no present intent to issue any Preferred Stock.

         Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

         Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, Lexon has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefor. Lexon intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, Lexon's financial condition and such other factors as the Board of Directors may consider.

         Liquidation Rights. Upon any liquidation, dissolution or winding up of Lexon, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Lexon available for distribution to shareholders after liabilities are paid and distributions are made to the holders of Lexon's Preferred Stock.

         Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Lexon.

                                    Part II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity

         (a) Market information

          Identify  principal  market or markets  where  common stock is traded.

          Lexon's  common  stock  is  actively   traded  on  the  NASD's Over-
The-Counter Bulletin Board.

          The high and low prices for Lexon's common stock during the calendar quarters ended were:

          Quarter ended                         High               Low
          -------------                      -------           -------

          December 31, 1998                  $3.2500           $2.0000
          March 31, 1999                     $2.2812           $1.1250
          June 30, 1999                      $5.5000           $2.4375

         Quotations on the OTC Bulletin Board reflect bid and ask quotations, may reflect inter-dealer prices, without retail markup, mark-down or commission, and may not represent actual transactions.

         (b)  Holders

         As of June 30, 1999, there were 46 holders of record of Lexon's common stock, this figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees. Lexon estimates there are approximately 300 owners who hold their shares in brokerage accounts.

         (c)  Dividend Policy

         Lexon has not declared any dividends in the past and there is no intention to declare dividends in the future.

Item 2.  Legal Proceedings

         None.


Item 3.  Changes in and Disagreements with Accountants.

         None.

Item 4.  Recent Sales of Unregistered Securities

         (a)  Securities Sold

         On April 1, 1998, Lexon sold 5,000,000 shares of its common stock to its founders. These sales were made at par value pursuant to Rule 504 of Regulation D and Section 4(2) of the Securities Act of 1933.

         On July 8, 1998, Lexon issued 1,000,000 shares of common stock to the shareholders of Gentest, Inc., pursuant to the Merger of Gentest into Lexon in accordance with the Agreement and Plan of Merger. These shares were issued at par value pursuant to Rule 504 of Regulation D and Section 4(2) of the Securities Act of 1933.

         From May 18, 1998 through March 31, 1999, Lexon sold 665,013 shares of its Common Stock to third-party investors pursuant to Rule 504 of Regulation D and Section 4(2) of the Securities Act of 1933. Of those shares, 631,472 were sold for $926,207 in cash and 33,541 were sold for services valued at $67,082.


         During March, 1999, Lexon issued 80,000 shares of common stock at $2.50 per share to a consultant providing internet services (See Ex. 6.7) and 2,000 shares of common stock at $4.875 per share for legal services. The price at which the shares were issued was equal to the closing market price. In addition, the Company issued 55,000 shares of common stock pursuant to the exercise of stock options by an employee. These shares mentioned in this paragraph were issued pursuant to Rule 701.

         (b)  Underwriters and Other Purchasers

         There was no public offering of the shares. The shares were sold to officers, directors and key consultants, to Gentest in connection with its Merger into Lexon, and to purchasers in compliance with Regulation D, Rule 504 of the Securities Exchange Act of 1933 or in compliance with Rule 701.

         (c)  Consideration


         Lexon paid commissions of $100,360 to RichMark Capital Corporation, a registered broker-dealer. Such commissions were for sales by the broker-dealer and consisted of 10% of the gross proceeds received. In addition to these commissions, Lexon paid a due diligence fee of 6% and a 4% fee for unallocated expense reimbursement.

         Lexon paid $13,000 and $2,500, respectively, to two non-affiliates as finder's fees, which fees represented up to 10% of the gross proceeds received by the Company from the purchase of Lexon common stock by persons first identified as prospective investors by the finders. The finders did not act as broker-dealers. Lexon dealt directly with such prospective investors and did not pay a brokerage commission or other fees. Lexon believes that these finders fees did not exceed customary fees paid to finders in these circumstances.

         Under the terms of the Agreement and Plan of Merger, the Company issued to UTEK Corporation ("UTEK"), the sole shareholder of Gentest, 1,000,000 shares of Common Stock of the Company at par value.

         (d) Section under which exemption from registration was claimed

         The issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) and SEC Regulation D, Rule 504, among other exemptions. Each recipient of securities in each such transaction represented his or her intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and, where applicable, appropriate legends were affixed to the share certificates issued in such transactions. All recipients had access to information about the Lexon. See Exhibits 12.1 to 12.3.


Item 5. Indemnification of Officers and Directors

         Lexon's Certificate of Incorporation provides for indemnification to the full extent permitted by Oklahoma law of all persons it has the power to indemnify under Oklahoma law. In addition, Lexon's Bylaws provide for indemnification to the full extent permitted by Oklahoma law of all persons it has the power to indemnify under Oklahoma law. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders or otherwise. The provisions of Lexon's Certificate of Incorporation and By Laws which provide indemnification may reduce the likelihood of derivative litigation against Lexon's directors and officers for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit Lexon and its stockholders.

         In addition, Lexon has entered into indemnification agreements with its officer and director, key consultants and others. These agreements provide that Lexon will indemnify each person for acts committed in their capacities and for virtually all other claims for which a contractual indemnity might be enforceable.

                                    Part F/S


                 INDEX TO FINANCIAL STATEMENTS AND RELATED NOTES


INTERIM UNAUDITED FINANCIAL STATEMENTS

Balance Sheet (Unaudited) at June 30, 1999...................................F-1

Statements of Operations (Unaudited)
from inception (December 16, 1997) through
June 30, 1999 and for the six months ended
June 30, 1999 and 1998 ......................................................F-2

Statements of Cash Flows (Unaudited)
from inception (December 16, 1997) through
June 30, 1999 and for the six months ended
June 30, 1999 and 1998 ......................................................F-3

Notes to Financial Statements (Unaudited) at June 30, 1999 ..................F-4


AUDITED FINANCIAL STATEMENTS

Independent Auditors' Report ................................................F-9

Balance Sheet at December 31, 1998 .........................................F-10

Statement of Operations from inception
(December 16, 1997) through December 31, 1998 ..............................F-11

Statement of Cash Flows from inception
(December 16, 1997) through December 31, 1998 ..............................F-12

Statement of Stockholders' Equity from inception
(December 16, 1997) through December 31, 1998 ..............................F-13

Notes to Financial Statements from inception
(December 16, 1997) through December 31, 1998 ..............................F-14

                                   Lexon, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                  June 30, 1999
                                   (Unaudited)


ASSETS
Current Assets
Cash ............................................................   $    31,801
Prepaid Consulting Expense ......................................       128,125
Other Receivable ................................................        10,683
                                                                    -----------
    Total Current Assets ........................................       170,609
                                                                    -----------

Other Assets
Exclusive License, net ..........................................       151,530
Sponsored Research Contract, net ................................       155,625
                                                                    -----------
     Total Other Assets .........................................       307,155
                                                                    -----------

TOTAL ASSETS ....................................................   $   477,764
                                                                    -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable and Accrued Liabilities ........................   $    34,705

Stockholders' Equity
Preferred Stock, $0.001 par value, 5,000,000 shares authorized
     No shares issued and outstanding ...........................             0
Common Stock, $0.001 par value, 45,000,000 shares authorized
     6,802,013 shares issued and outstanding at June 30, 1999 ...         6,802
Paid in Capital .................................................     2,698,775
Loss accumulated during the development stage ...................    (2,262,518)
                                                                    -----------
     Total Stockholders' Equity .................................       443,059
                                                                    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ......................   $   477,764
                                                                    -----------



     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                             Statement of Operations
            From Inception (December 16, 1997) through June 30, 1999
               and for the six months ended June 30, 1999 and 1998
                                   (Unaudited)


                                             From
                                         inception     Six months     Six months
                                           through          ended          ended
                                          June 30,       June 30,       June 30,
                                              1999           1999           1998
                                       -----------    -----------    -----------

Revenue ...............................$         0    $         0    $        0

Expenses
   Research and development ...........    600,839        456,791             0
   General and administration .........  1,425,523      1,067,459       114,800
                                       -----------    -----------    -----------
        Total Operating Expenses ......  2,026,362      1,524,250       114,800
                                       -----------    -----------    -----------

Operating Loss ........................ (2,026,362)    (1,524,250)     (114,800)

Interest Expense .......................   236,156          3,418              0
                                       -----------    -----------    -----------

Net Loss .............................. (2,262,518)    (1,527,668)     (114,800)
                                       -----------    -----------    -----------

Weighted Average Shares Outstanding ...  5,002,482      6,585,907      3,555,468
                                       -----------    -----------    -----------

Loss per Share ........................$    (0.45)    $    (0.23)   $     (0.03)
                                       -----------    -----------    -----------


     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                             Statement of Cash Flows
            From Inception (December 16, 1997) through June 30, 1999
               and for the six months ended June 30, 1999 and 1998
                                   (Unaudited)

                                            From
                                         inception     Six months     Six months
                                           through          ended          ended
                                          June 30,       June 30,       June 30,
                                              1999           1999           1998
                                       -----------    -----------    -----------

Operating Activities
Net Loss ............................  (2,262,518)    (1,527,668)       114,800
Noncash Charges to Earnings
  Amortization of License and
  Sponsored Research ................     165,096         82,547              0
  Amortization of stock options
     issued to non-employees
     for services ...................     900,700        780,700              0
  Amortization of stock options
     issued to non-employees
     lenders..... ...................     216,000              0              0
  Common stock issued for services ..     209,750        209,750              0
  Services contributed by officers
     and employees...................     361,479        140,000        110,000
Changes in Operating Assets and Liabilities
  Increase in Prepaid Expenses ......      (8,125)        (8,125)             0
  Increase in Other Receivables .....     (10,683)       (10,683)             0
  Increase (Decrease) in Accounts
    Payable and Accrued Liabilities ..     34,705          9,579          4,000
  Increase (Decrease) in Interest
    Payable ..........................          0        (16,739)             0

                                       -----------    -----------    -----------
Total Operating Activities ...........   (393,596)      (340,639)             0
                                       -----------    -----------    -----------

Financing Activities
Loans from Officers and Directors ....    230,000              0              0
Payment of Loans from Officers and
  Directors ..........................   (230,000)      (230,000)             0
Sale of common stock .................  1,017,145        643,487        111,810
Less:  issue costs ...................   (120,498)       (72,211)          (971)
                                       -----------    -----------    -----------
Total Financing Activities ...........    896,647        341,276        110,839
                                       -----------    -----------    -----------


Investing Activities
Purchase of exclusive licenses .......   (160,000)             0              0
Payment of sponsored research
   contract ..........................   (311,250)             0              0
                                       -----------    -----------    -----------
Total Investing Activities ...........   (471,250)             0              0
                                       -----------    -----------    -----------

Net change in cash ...................     31,801            637        110,839

Cash at beginning of period ..........          0         31,164              0
                                       -----------    -----------    -----------
Cash at end of period ................     31,801         31,801    $   110,839
                                       -----------    -----------    -----------
Supplemental Disclosure of Cash Flow Information
Cash paid for interest and taxes
   during the period .................$    20,156    $    20,156    $         0
                                       -----------    -----------    -----------
Non-cash Financing and Investing Activities
Common stock issued in
   Gentest Merger ....................$     1,000    $         0    $         0
                                       -----------    -----------    -----------

     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999



Note 1-  Organization and Summary of Significant Accounting Policies

         Basis of Presentation
         The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. However, the information furnished reflects all adjustments, consisting only of normal recurring adjustments which are, in the opinion of management, necessary in order to make the financial statements not misleading.

         Organization and Nature of Operations
         Lexon, Inc. ("Lexon" or "the Company") is a development stage corporation that own the exclusive worldwide license to develop, manufacture, obtain FDA approval for, and market a cancer screening test kit for detecting the ebaf protein, which allows for early, non-invasive screening for colon cancer and certain types of ovarian and testicular cancers.

         Development Stage Operations
         The Company was incorporated on December 16, 1997 under the laws of the state of Oklahoma. Since inception, the Company's primary focus has been raising capital and developing the Ebaf blood screening process.

         Cash and Cash Equivalents
         The Company considers highly liquid investments with maturities of three months or less to be cash equivalents.

         Income Taxes
         The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.


         At June 30, 1999, the Company had a net operating tax loss of approximately $2,263,000, which expires from December 31, 2013 to 2014. A valuation allowance fully offsets the benefit of the net operating loss, since the Company does not meet the "More probable than not" criteria of FASB 109.


         Compensation of Officers and Employees
         The Company's officers and other employees serve without pay or other non-equity compensation. The fair value of these services is estimated by management and is recognized as a capital contribution. For the six months ended June 30, 1998 and 1997 and for the period from inception (December 16, 1997) to June 30, 1999 the Company recorded $140,000, 0, and $361,479, respectively, as a capital contribution by the officers and other employees.

         Fair Market Value of Stock Options and Stock Issued for Services
         The fair market value of stock options granted or stock issued as payment for services is equal to the closing price of the Company's common stock on the date options are granted or on the date agreements for services are signed. On November 4, 1998, the Company's common stock began trading on the OTC Bulletin Board under the symbol "LXXN". Prior to trading, the fair market value of stock options granted or stock issued as payment for services was determined by the Board of Directors.

         Stock Options and Compensation Cost
         When the exercise price of employee stock options equals or exceeds the fair market value of the stock on the date of grant, the Company recognizes no compensation cost. When the exercise price of employee stock options is less than the fair market value of the stock on the date or grant or when options are granted to non-employees, the Company recognizes compensation cost. Compensation cost is calculated using the Black-Scholes options pricing model.

         Use of Estimates
         The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Fiscal Year End
         The Company's fiscal year ends on December 31.

         Research and Development ("R&D") Costs
         The Company is amortizing the $311,250 paid pursuant to the Sponsored Research Agreement over two years, which is the life of the service agreement. Any other costs related to developing the Ebaf Assay are expensed as incurred. Compensation cost associated with stock options granted to Dr. Tabibzadeh, the inventor of the Ebaf Assay, is recorded by the Company as R&D expense.

         New Accounting Standards
         The Company adopted SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during 1998. The Company has no comprehensive income items during 1998. Therefore, net loss equals comprehensive income. The Company operates in only one business segment. The Company will adopt SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities" during 1999. Currently, the Company does not engage in hedging activities or transactions involving derivatives.

Note 2- Gentest Merger


         On May 11, 1998, the Company entered into an Agreement and Plan of Merger with Gentest, Inc., a Florida corporation, whereby the Company agreed to issue 1,000,000 shares of its common stock for all the issued and outstanding common stock of Gentest, Inc. Gentest was formed in March, 1998 for the purpose of securing the License Agreement and Sponsored Research Agreement related to the Ebaf Assay. Under the terms of the Agreement and Plan of Merger, the Company issued to UTEK Corporation ("UTEK"), the sole shareholder of Gentest, 1,000,000 shares of common stock of Lexon. Gentest ceased to exist by reason of the merger, and the assets and liabilities of Gentest, including those rights and obligations associated with the exclusive License Agreement and the Sponsored Research Agreement, became assets and liabilities of Lexon. The obligations of Gentest were to pay $105,000 for the exclusive license, $311,250 to develop the test kit and $55,000 for services rendered in connection with securing the agreements. The obligations were paid in full by Lexon on July 8, 1998. The Gentest merger was accounted for as a purchase. The purchase price of $1,000 was based on the number of shares issued at par value of $0.001 per share.

         Par value per share was used to value the purchase because all previous share issuances, consisting solely of issuances to founders, were based on par value, and there was no public market for the Company's stock. Gentest had only recently been formed for the purpose of entering into the License and Sponsored Research Agreements. The value assigned to the License and Sponsored Research Agreements and the related obligations, were therefore based on Gentest's cost. Since Gentest had no prior operations, no pro forma financial information is presented.

         The Gentest assets acquired and liabilities assumed are summarized as follows:

               License Agreements                 $161,000
               Sponsored Research Agreement        311,250
                                                  --------
               Total Cost of Assets Acquired       472,250
               Obligations Assumed                (471,250)
                                                  --------
               Purchase Cost                      $  1,000
                                                  --------

Note 3- Exclusive License


         On July 8, 1998, the Company paid $100,000 to the University of South Florida Research Foundation ("USFRF") and $5,000 to North Shore University Hospital Research Foundation ("North Shore") for the exclusive worldwide license to develop and market the cancer screening test kits. In addition, the Company paid $55,000 to UTEK for services rendered in connection with securing the license agreements. The exclusive license is being amortized over 17 years using the straight-line method. At June 30, 1999, the amount of accumulated amortization related to the Exclusive License was $9,470.


Note 4- Sponsored Research Contract


         On July 8, 1998, the Company paid $311,250 to North Shore under the terms of a Sponsored Research Agreement to develop the cancer screening test kits. The contract specifies a 24-month development period with costs not to exceed $311,250. The Sponsored Research Agreement is amortized over 2 years using the straight-line method, with amortization costs recorded as R&D expenses. At June 30, 1999, the amount of accumulated amortization related to the Sponsored Research Agreement was $155,625.


Note 5-Notes Payable


         On July 1, 1998, the Company borrowed $50,000 from an officer and $180,000 from a shareholder. The Company executed notes payable which were due December 31, 1998 at an interest rate of 12% per year, which increased to 14% per year after the due date. As of June 30, 1999, the notes payable and accrued interest were paid in full.

         In connection with the loans, the Board granted 50,000 options to the officer and 180,000 options to the shareholder. Because no trading market for the common stock was yet established, the option exercise price of $1.20 per share was determined by the Board based on the most recent offering price of $2.00 per share less a 40% discount. The discount was determined to be appropriate as stock issued when these options are exercised may be restricted.

         The Company recorded no compensation cost for the options granted to the officer. For the year ended December 31, 1998, the Company recorded $216,000 as interest expense for the options granted to the shareholder based on an estimated fair value of $1.20 per share. The fair value of $1.20 per share was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: exercise price of $1.20 per share, stock price of $1.20 per share, risk-free interest rate of 6.0%, expected dividend yield of 0.0; expected life of ten years; and estimated volatility of 151%.


Note 6-  Commitments and Contingencies

         Future Royalty Obligations Under Exclusive License Agreement
         In connection with the exclusive license agreement, the Company agreed to pay to USFRF a royalty equal to the greater of (a) five percent (5%) of revenue from the sale of products based on the concept for the diagnosis of selected adenocarcinomas and any additions, extensions and improvements thereto or as a minimum (b) zero (0) dollars for the first twenty four (24) months; $75,000 at the end of year three (3); $100,000 at the end of year four (4); $125,000 at the end of year five (5); $150,000 at the end of year six (6) and for each successive year thereafter during the term of the exclusive license agreement. The royalty obligation will expire after the longer of twenty (20) years or the expiration of the last to expire patent that covers the licensed intellectual property. The Company also agreed to pay to North Shore a royalty equal to one-half percent (0.5%) of revenue from the sale of such products and ten percent (10%) of any consideration received by the Company from granting sublicenses. No minimum royalty payments are required under the License Agreement with North Shore.

         Future Obligations to North Shore University
         On March 8, 1999, the Company agreed to fund an additional $81,162 to North Shore in six equal installments of $13,257 each, payable on or before October 1, 1999, December 1, 1999, February 1, 2000, April 1, 2000, June 1, 2000
and August 1, 2000.


         Statutory Rights of the National Institutes of Health ("NIH")
         The Patent & Trademark Act (Public Law 96-517), also known as the Bayh-Dole Act, created a uniform patent policy among Federal agencies that fund research. Bayh-Dole enables small businesses and non-profit organizations, including universities, to retain title to materials and products they invent with Federal funding. In return, the U.S. government retains a nonexclusive right to make or use the invention for government purposes. Dr. Tabibzadeh's research was funded in part with grants from the National Institutes of Health. If the U.S. government decided to make or use Dr. Tabibzadeh's invention for government purposes, then it would not be obligated to pay license fees or royalties. In addition, the U.S. government is protected from lawsuits and infringement claims.

         Foreign Patent Protection
         The U.S. patent covering the Ebaf Assay does not extend to foreign countries and the Company does not presently have any foreign patent protection for its product.

         Leases
         The Company's executive office is leased from a third-party under the terms of a lease agreement that expires March 31, 2002. The office is shared with other companies controlled by the officers and directors of the Company. The minimum annual lease payments pursuant to the Agreement and the Company's estimated share are scheduled as follows:
                                                  Minimum
                                                   Annual      Company's
                                                    Lease      Estimated
       Period                                    Payments          Share
       -------                                    -------      ---------
       For the year ended December 31, 1999       $40,265        $13,422
       For the year ended December 31, 2000       $44,594        $14,865
       For the year ended December 31, 2001       $45,587        $15,196
       For the period ended March 31, 2002        $11,462         $3,821

Note 7-  Common Stock and Paid in Capital


         During the six months ended June 30, 1999, the following common stock transactions occurred:

          1. The Company sold 385,700 shares of common stock to third-party investors for $557,549 in cash.

          2. The Company issued a total of 82,000 shares of common stock for services rendered by outside consultants. The shares were valued based on the closing price of the Company's common stock on the date the services were rendered or agreements were signed. Of the shares issued, 80,000 were issued at $2.50 per share to a consultant to develop and market an Internet web site and to prepare and distribute via e-mail a detailed profile report on the Company (See Exhibit 6.7). The remaining 2,000 shares were issued at $4.875 per share for legal services. The Company recorded $200,000 and $9,750, respectively, as G&A expense.

          3. The Company issued 55,000 shares of common stock to an employee who exercised stock options at $1.5625 per share. The Company received $85,938 in cash when the options were exercised. The exercise price was equal to the closing price of the Company's common stock on the date the options were granted.

         Lexon is authorized to issue 45,000,000 Shares of Common Stock, par value $0.001 per share, of which 6,802,013 shares were outstanding as of June 30, 1999. Lexon is also authorized to issue 5,000,000 Shares of Preferred Stock, par value $0.001 per share, of which there are no shares presently outstanding. There is no present intent to issue any Preferred Stock.

         Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

         Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, Lexon has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefor. Lexon intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, Lexon's financial condition and such other factors as the Board of Directors may consider.

         Liquidation Rights. Upon any liquidation, dissolution or winding up of Lexon, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Lexon available for distribution to shareholders after liabilities are paid and distributions are made to the holders of Lexon's Preferred Stock.

         Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Lexon.


Note 8-  Stock Options

         On August 15, 1998, the Board of Directors and shareholders approved the adoption of the Lexon Option Plan, pursuant to which 3,000,000 shares of Common Stock were reserved. Stock options granted under the Plan expire ten years from the date of grant.

         On October 15, 1998, the Company granted 300,000 options to a consultant at an exercise price of $1.20 per share. In exchange for the options, the consultant will provide the Company financial and investment consulting services for a one year period beginning October 29, 1998. The Company recorded $360,000 as a cost of capital and prepaid consulting services and is amortizing the expense over a 12 month period. For the six months ended June 30, 1999, the Company recorded $180,000 as G&A expense for the consultant's services.

         On March 4, 1999, the Company granted 1,692,500 options to purchase common stock at an exercise price of $1.5625 per share to certain officers, directors and employees of the Company. The exercise price was equal to the closing price of the Company's common stock on the date of grant. No compensation cost was recorded.

         On March 4, 1999, the Company granted 250,000 options to purchase common stock at an exercise price of $1.5625 per share to Dr. Tabibzadeh, inventor of the Ebaf Assay screening process. The exercise price was equal to the closing price of the common stock on the date of grant. The options were valued at $1.49 per share based on the Black-Scholes option pricing model and the Company recorded $372,500 as R&D expense. The following assumptions for the Black-Scholes option pricing model were used: exercise price of $1.5625, market price of $1.5265, risk- free interest rate of 5.87%, expected dividend yield of 0.0; expected life of ten years; and estimated volatility of 117%

         During 1998, the Company entered into an agreement with an investor relations firm whereby the Company granted an option to issue the firm up to 1,000,000 shares of common stock over a two year period. Exercise prices range from $1.20 to $3.00 per share. Vesting of the options is contingent upon the achievement of certain market conditions surrounding the Company's stock. Compensation cost will be recognized for the options when and if they are vested. All vested options are exercisable until October 27, 2008. During the six months ended June 30, 1999, 45,000 options at $1.20 per share were forfeited and on June 30, 1999, 70,000 options exercisable at $1.50 per share became vested. The vested options were valued at $3.26 per share based on the Black-Scholes option pricing model and the Company recorded $228,200 as G&A expense. The following assumptions for the Black-Scholes option pricing model were used: exercise price of $1.50 per share, market price on vesting date of $3.375, risk- free interest rate of 5.87%, expected dividend yield of 0.0; expected life of ten years; and estimated volatility of 117%.

         SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") provides an alternative method of determining compensation cost for employee stock options, which alternative method may be adopted at the option of the Company. Had compensation cost for the 1,692,500 options granted to employees on March 4, 1999 been determined consistent with SFAS 123, the Company's net loss and EPS would have been reduced to the following pro forma amounts:


          Net loss:
               As reported ................. $  (1,527,668)
               Pro forma ................... $  (3,091,200)

          Basic and diluted EPS:
               As reported ................. $       (0.23)
               Pro forma ................... $       (0.47)

          A summary of the status of the Company's stock options at June 30, 1999, and changes during the period then ended is presented below:

                                                                      Weighted
                                                                       Average
                                                     Shares     Exercise Price
                                                 ----------    ---------------
         Employees:
            Outstanding, beginning of period ..     50,000    $          1.20
            Granted ...........................  1,692,500    $        1.5625
            Exercised .........................    (55,000)   $        1.5625
            Canceled ..........................         --                 --
                                                ----------    ---------------
         Outstanding, June 30, 1999 ...........  1,687,500    $  1.20-$1.5625
                                                ----------    ---------------
         Exercisable, June 30, 1999 ...........  1,687,500    $  1.20-$1.5625
                                                ----------    ---------------
         Weighted average fair value of options granted ......$        1.4814
                                                              ---------------

         Consultants:
            Outstanding, beginning of period ..   530,000    $          1.20
            Granted or Vested .................   320,000    $  1.50-$1.5625
            Exercised .........................        --                 --
            Canceled ..........................        --                 --
                                               ----------    ---------------
            Outstanding, June 30, 1999 ........   850,000    $  1.20-$1.5625
                                               ----------    ---------------
            Exercisable, June 30, 1999 ........   850,000    $  1.20-$1.5625
                                               ----------    ---------------
            Weighted average fair value of options granted ..$        1.4549
                                                             ---------------


         The following table summarizes information about fixed stock options outstanding at June 30, 1999:

                            Options Outstanding            Options Exercisable
                   ------------------------------------  -----------------------
                                   Weighted
                                    Average    Weighted                Weighted
                        Number    Remaining     Average       Number    Average
Range of           Outstanding  Contractual    Exercise  Exercisable   Exercise
Exercise Prices     at 6/30/99         Life       Price   at 6/30/99      Price
---------------    -----------  -----------    --------  -----------   ---------
Employees
   $1.20-$1.5625...  1,687,500   9.67 years     $1.5518    1,687,500     $1.5518
                   -----------  -----------    --------  -----------   ---------
Consultants
   $1.20-$1.5625...    850,000   9.41 years     $1.3313      850,000     $1.3313
                   -----------  -----------    --------  -----------   ---------

Note 9-  Earnings per Share

         Basic and diluted EPS for the period ended June 30, 1999 and 1998 were computed as follows:


         Basic and Diluted EPS Computation:        June 30, 1999   June 30, 1998
                                                  --------------   -------------
         Net loss applicable to common
              stockholders.....................     $(1,527,668)      $(114,800)
                                                  --------------   -------------
         Weighted average shares outstanding...       6,585,907       3,555,468
                                                  --------------   -------------
         Basic and Diluted EPS.................        $  (0.23)        $ (0.03)
                                                  --------------   -------------

         The 2,537,500 options outstanding at June 30, 1999 were not included in the EPS calculation as their effect was anti-dilutive.

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Lexon, Inc.


We have audited the accompanying balance sheet of Lexon, Inc., a Development Stage Company, as of December 31, 1998, and the related statements of operations, cash flows and stockholders' equity, for the period from inception, December 16, 1997, to December 31, 1998, for the year ended December 31, 1998, and for the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lexon, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the initial periods and year then ended in conformity with generally accepted accounting principles.


/s/ Tullius Taylor Sartain & Sartain

Tulsa, Oklahoma
March 10, 1999

                                   Lexon, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 1998


ASSETS
Current Assets
Cash ..........................................................     $    31,164
Prepaid Consulting Expense ....................................         300,000
                                                                    -----------
    Total Current Assets ......................................         331,164
                                                                    -----------

Other Assets
Exclusive License, net ........................................         156,265
Sponsored Research Contract, net ..............................         233,437
                                                                    -----------
     Total Other Assets .......................................         389,702
                                                                    -----------

TOTAL ASSETS ..................................................     $   720,866
                                                                    -----------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable and Accrued Liabilities ......................     $    25,127
Interest Payable ..............................................          16,739
Notes Payable to Officer and Shareholder ......................         230,000
                                                                    -----------

     Total Current Liabilities ................................         271,866
                                                                    -----------

Stockholders' Equity
Preferred Stock, $0.001 par value, 5,000,000 shares
     authorized, No shares issued and outstanding .............               0
Common Stock, $0.001 par value, 45,000,000 shares
     authorized, 6,279,313 and 0 shares issued and
     outstanding at December 31, 1998 and 1997 ................           6,279

Paid in Capital ...............................................       1,177,571
Loss accumulated during the development stage .................        (734,850)
     Total Stockholders' Equity ...............................         449,000
                                                                    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ....................     $   720,866
                                                                    -----------


     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                             Statement of Operations

          From Inception (December 16, 1997) through December 31, 1998, for the year ended December 31, 1998, and
                       from Inception (December 16, 1997)
                           through December 31, 1997



                                            From                           From
                                       Inception                      Inception
                                       (12/16/97)                     (12/16/97)
                                         through      Year Ended        through
                                     December 31,    December 31,   December 31,
                                            1998            1998          1997
                                     ------------    ------------   ------------

Revenue .............................$         0     $         0    $         0

Expenses
   Research and development .........$   144,048     $   144,048    $         0
   General and administration .......    358,064         356,345          1,719
                                     ------------    ------------   ------------
        Total Operating Expenses ....    502,112         500,393          1,719
                                     ------------    ------------   ------------

Operating Loss ......................   (502,112)       (500,393)        (1,719)

Interest Expense ....................    232,738         232,738              0
                                     ------------    ------------   ------------
Net Loss ............................$  (734,850)    $  (733,131)   $    (1,719)
                                     ------------    ------------   ------------

Weighted Average Shares Outstanding..  4,253,702       4,253,702              0
                                     ------------    ------------   ------------

Loss per Share ......................$     (0.17)    $     (0.17)   $      0.00
                                     ------------    ------------   ------------


     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                             Statement of Cash Flows

          From Inception (December 16, 1997) through December 31, 1998, for the year ended December 31, 1998, and
                       from Inception (December 16, 1997)
                           through December 31, 1997

                                            From                           From
                                       Inception                      Inception
                                       (12/16/97)                     (12/16/97)
                                         through      Year Ended        through
                                     December 31,    December 31,   December 31,
                                            1998            1998          1997
                                     ------------    ------------   ------------

Operating Activities
Net Loss ............................$  (734,850)    $  (733,131)   $    (1,719)
Amortization of License and
     Sponsored Research .............     82,549          82,549              0
Amortization of Stock Options
     Issued to Non-employees.........    120,000         120,000              0
Services contributed by officers
     and employees...................    221,479         220,000          1,479
Amortization of Stock Options
     Issued to Non-employee Lenders..    216,000         216,000              0
Increase in Accounts Payable
     and Accrued Liabilities.........     25,127          24,887            240
Increase in Interest Payable ........     16,739          16,739              0
                                     ------------    ------------   ------------
Total Operating Activities ..........    (52,956)        (52,956)             0
                                     ------------    ------------   ------------

Financing Activities
Loans from Officer and
     Shareholder.....................    230,000         230,000              0
Sale of common stock for cash
     To Founders.....................      5,000           5,000              0
     To Third Party Investors........    368,658         368,658              0
     Less:  issue costs .............    (48,288)        (48,288)             0
                                     ------------    ------------   ------------
     Total Financing Activities .....    555,370         555,370              0
                                     ------------    ------------   ------------

Investing Activities
Purchase of exclusive licenses ......   (160,000)       (160,000)             0
Payment of sponsored research
     contract .......................   (311,250)       (311,250)             0
                                     ------------    ------------   ------------
     Total Investing Activities .....   (471,250)       (471,250)             0
                                     ------------    ------------   ------------

Net change in cash ..................     31,164          31,164              0

Cash at beginning of period .........          0               0              0
                                     ------------    ------------   ------------
Cash at end of period ............... $   31,164       $  31,164     $        0
                                     ------------    ------------   ------------

Supplemental Disclosure of
Cash Flow Information

     Cash paid for interest and
     taxes during the period ........ $        0       $       0     $        0
                                     ------------    ------------   ------------

Non-cash Financing and
Investing Activities

     Common stock issued in
     Gentest Merger ................. $    1,000      $    1,000     $        0
                                     ------------    ------------   ------------


     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                        Statement of Stockholders' Equity

          From Inception (December 16, 1997) through December 31, 1997 and for the year ended December 31, 1998


                                                     Shares of       Common     Paid In   Net Income
                                                         Stock        Stock     Capital       (Loss)      Total
                                                    -----------    ---------    --------  ----------   ---------
     Balance at December 16, 1997 (Inception).......         0           $0           $0         $0          $0

     Services contributed by officer................         0            0        1,479          0       1,479
     Net Loss through December 31, 1997.............         0            0            0     (1,719)     (1,719)
                                                    -----------    ---------    --------  ----------   ---------
     Balance at December 31, 1997...................         0           $0       $1,479    $(1,719)      $(240)

     Common stock issued for cash:
          To Founders............................... 5,000,000        5,000            0          0       5,000
          To Third-Party Investors..................   245,772          246      368,413          0     368,659
          Less issue costs..........................         0            0      (48,288)         0     (48,288)
     Common stock issued for services...............    33,541           33          (33)         0           0
     Common stock issued in Gentest Merger.......... 1,000,000        1,000            0          0       1,000
     Value of stock options to Non-employees........         0            0      636,000          0     636,000
     Services contributed by officer and employees..         0            0      220,000          0     220,000
     Net Loss through December 31, 1998.............         0            0            0   (733,131)   (733,131)
                                                    -----------    ---------  ----------  ----------   ---------
     Balance at December 31, 1998................... 6,279,313       $6,279   $1,177,571  $(734,850)   $449,000
                                                    -----------    ---------  ----------  ----------   ---------



     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
          From Inception (December 16, 1997) through December 31, 1998


Note 1-  Organization and Summary of Significant Accounting Policies

         Organization and Nature of Operations
         Lexon, Inc. ("Lexon" or "the Company") is a development stage corporation that has the exclusive worldwide license to develop, manufacture, obtain FDA approval for, and market a cancer screening test kit for detecting the ebaf protein, which allows for early, non-invasive screening for colon cancer and certain types of ovarian and testicular cancers.

         Development Stage Operations
         The Company was incorporated on December 16, 1997 under the laws of the state of Oklahoma. Since inception, the Company's primary focus has been raising capital and developing the Ebaf blood screening process.

         Cash and Cash Equivalents
         The Company considers highly liquid investments with maturities of three months or less to be cash equivalents.

         Income Taxes
         The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.


         At December 31, 1998, the Company had a net operating tax loss of approximately $735,000, which expires December 31, 2013. A valuation allowance fully offsets the benefit of the net operating loss, since the Company does not meet the "more probable than not" criteria of FASB 109.

         Compensation of Officers and Employees
         The Company's officers and other employees serve without pay or other non-equity compensation. The fair value of these services is estimated by management and is recognized as a capital contribution. For the year ended December 31, 1998 and the period from inception to December 31, 1997, the Company recorded $220,000 and $1,479, respectively, as a capital contribution by the officers and other employees.

         Fair Market Value of Stock Options and Stock Issued for Services
         The fair market value of stock options granted or stock issued as payment for services is equal to the closing price of the Company's common stock on the date options are granted or on the date agreements for services are signed. On November 4, 1998, the Company's common stock began trading on the OTC Bulletin Board under the symbol "LXXN". Prior to trading, the fair market value of stock options granted or stock issued as payment for services was determined by the Board of Directors.

         Stock Options and Compensation Cost
         When the exercise price of employee stock options equals or exceeds the fair market value of the stock on the date of grant, the Company recognizes no compensation cost. When the exercise price of employee stock options is less than the fair market value of the stock on the date or grant or when options are
granted  to  non-employees,   the  Company  recognizes   compensation   cost.
Compensation cost is calculated using the Black-Scholes options pricing model.

         Use of Estimates
         The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Fiscal Year End
         The Company's fiscal year ends on December 31.

         Research and Development ("R&D") Costs
         The Company is amortizing the $311,250 paid pursuant to the Sponsored Research Agreement over two years, which is the life of the service agreement. Any other costs related to developing the Ebaf Assay are expensed as incurred. Compensation cost associated with stock options granted to Dr. Tabibzadeh, the inventor of the Ebaf Assay, are recorded by the Company as R&D expense.


         New Accounting Standards
         The Company adopted SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during 1998. The Company has no comprehensive income items during 1998. Therefore, net loss equals comprehensive income. The Company operates in only one business segment. The Company will adopt SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities" during 1999. Currently, the Company does not engage in hedging activities or transactions involving derivatives.

Note 2- Gentest Merger


         On May 11, 1998, the Company entered into an Agreement and Plan of Merger with Gentest, Inc., a Florida corporation, whereby the Company agreed to issue 1,000,000 shares of its common stock for all the issued and outstanding common stock of Gentest, Inc. Gentest was formed in March, 1998 for the purpose of securing the License Agreement and Sponsored Research Agreement related to the Ebaf Assay. Under the terms of the Agreement and Plan of Merger, the Company issued to UTEK Corporation ("UTEK"), the sole shareholder of Gentest, 1,000,000 shares of common stock of Lexon. Gentest ceased to exist by reason of the merger, and the assets and liabilities of Gentest, including those rights and obligations associated with the exclusive License Agreement and the Sponsored Research Agreement, became assets and liabilities of Lexon. The obligations of Gentest were to pay $105,000 for the exclusive license, $311,250 to develop the test kit and $55,000 for services rendered in connection with securing the agreements. The obligations were paid in full by Lexon on July 8, 1998. The Gentest merger was accounted for as a purchase. The purchase price of $1,000 was based on the number of shares issued at par value of $0.001 per share.

         Par value per share was used to value the purchase because all previous share issuances, consisting solely of issuances to founders, were based on par value, and there was no public market for the Company's stock. Gentest had only recently been formed for the purpose of entering into the License and Sponsored Research Agreements. The value assigned to the License and Sponsored Research Agreements and the related obligations, were therefore based on Gentest's cost. Since Gentest had no prior operations, no pro forma financial information is presented.

         The Gentest assets acquired and liabilities assumed are summarized as follows:

               License Agreements                 $161,000
               Sponsored Research Agreement        311,250
                                                  --------
               Total Cost of Assets Acquired       472,250
               Obligations Assumed                (471,250)
                                                  --------
               Purchase Cost                      $  1,000
                                                  --------

Note 3- Exclusive License


         On July 8, 1998, the Company paid $100,000 to the University of South Florida Research Foundation ("USFRF") and $5,000 to North Shore University Hospital Research Foundation ("North Shore") for the exclusive worldwide license to develop and market the cancer screening test kits. In addition, the Company paid $55,000 to UTEK for services rendered in connection with securing the license agreements. The exclusive license is being amortized over 17 years using the straight-line method. At December 31, 1998, the amount of accumulated amortization related to the Exclusive License was $4,735.


Note 4- Sponsored Research Contract


         On July 8, 1998, the Company paid $311,250 to North Shore under the terms of a Sponsored Research Agreement to develop the cancer screening test kits. The contract specifies a 24-month development period. The Sponsored Research Agreement is amortized over 2 years using the straight-line method, with amortization costs recorded as R&D expenses. At December 31, 1998, the amount of accumulated amortization related to the Sponsored Research Agreement was $77,812.


Note 5-Notes Payable

         On July 1, 1998, the Company borrowed $50,000 from an officer and $180,000 from a shareholder. The Company executed notes payable which are due December 31, 1998 and bear interest of 12% per year. The notes are unsecured obligations of the Company. As of December 31, 1998, the notes payable were in default. Under the terms of the note payable, the interest rate during the default period is 14% per year.

         In connection with the loans, the Board granted 50,000 options to the officer and 180,000 options to the shareholder. Because no trading market for the common stock was yet established, the option exercise price of $1.20 per share was determined by the Board based on the most recent offering price of $2.00 per share less a 40% discount. The discount was determined to be appropriate as stock issued when these options are exercised may be restricted.

         The Company recorded no compensation cost for the options granted to the officer. The Company recorded $216,000 as interest expense for the options granted to the shareholder based on an estimated fair value of $1.20 per share. The fair value of $1.20 per share was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: exercise price of $1.20 per share, stock price of $1.20 per share, risk-free interest rate of 6.0%, expected dividend yield of 0.0; expected life of ten years; and estimated volatility of 151%.


Note 6-  Commitments and Contingencies

Future Royalty Obligations Under Exclusive License Agreement
         In connection with the exclusive license agreement, the Company agreed to pay to USFRF a royalty equal to the greater of (a) five percent (5%) of revenue from the sale of products based on the concept for the diagnosis of selected adenocarcinomas and any additions, extensions and improvements thereto or as a minimum (b) zero (0) dollars for the first twenty four (24) months; $75,000 at the end of year three (3); $100,000 at the end of year four (4); $125,000 at the end of year five (5); $150,000 at the end of year six (6) and for each successive year thereafter during the term of the exclusive license agreement. The royalty obligation will expire after the longer of twenty (20) years or the expiration of the last to expire patent that covers the licensed intellectual property. The Company also agreed to pay to North Shore a royalty equal to one-half percent (0.5%) of revenue from the sale of such products and ten percent (10%) of any consideration received by the Company from granting sublicenses. No minimum royalty payments are required under the License Agreement with North Shore.

Commitment of Additional Funds for Development Subsequent to Year End
         On March 8, 1999 the Company committed to fund an additional $81,162 in 6 installments of $13,527 each, payable on or before October 1, 1999, December 1, 1999, February 1, 2000, April 1, 2000, June 1, 2000 and August 1, 2000, to
expand Dr. Tabibzadeh's research staff to expedite the development of the prototype test kit.

Statutory Rights of the National Institutes of Health ("NIH")
         The Patent & Trademark Act (Public Law 96-517), also known as the Bayh-Dole Act, created a uniform patent policy among Federal agencies that fund research. Bayh-Dole enables small businesses and non-profit organizations, including universities, to retain title to materials and products they invent with Federal funding. In return, the U.S. government retains a nonexclusive right to make or use the invention for government purposes. Dr. Tabibzadeh's research was funded in part with grants from the National Institutes of Health. If the U.S. government decided to make or use Dr. Tabibzadeh's invention for government purposes, then it would not be obligated to pay license fees or royalties. In addition, the U.S. government is protected from lawsuits and infringement claims.

Foreign Patent Protection
         The U.S. patent covering the Ebaf Assay does not extend to foreign countries and the Company does not presently have any foreign patent protection for its product.

Leases
         The Company's executive office is leased from a third-party under the terms of a lease agreement that expires March 31, 2002. The office is shared with other companies controlled by the officers and directors of the Company. The minimum annual lease payments pursuant to the Agreement and the Company's estimated share are scheduled as follows:
                                                  Minimum
                                                   Annual      Company's
                                                    Lease      Estimated
       Period                                    Payments          Share
       -------                                    -------      ---------
       For the year ended December 31, 1999       $40,265        $13,422
       For the year ended December 31, 2000       $44,594        $14,865
       For the year ended December 31, 2001       $45,587        $15,196
       For the period ended March 31, 2002        $11,462         $3,821





Note 7-  Common Stock and Paid in Capital

         Under the terms of an offering dated April 1, 1998, the Company sold 5,000,000 shares of its common stock to the founders at par value for $5,000 cash.

         On July 8, 1998, the Company issued 1,000,000 shares of its common stock in connection with the Gentest merger.

         During 1998, the Company sold 245,772 shares of its Common Stock at $1.50 per share for cash to third-party investors and incurred Offering expenses of $48,287.

         During 1998, the Company issued 33,541 shares of its Common Stock at $2.00 per share for services rendered in connection with the Offering. The $2.00 per share value was determined by the Board of Directors based on the most recent offering price of $2.00 per share.


         Lexon is authorized to issue 45,000,000 Shares of Common Stock, par value $0.001 per share, of which 6,279,313 shares were outstanding as of December 31, 1998. Lexon is also authorized to issue 5,000,000 Shares of Preferred Stock, par value $0.001 per share, of which there are no shares presently outstanding. There is no present intent to issue any Preferred Stock.

         Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

         Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, Lexon has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefor. Lexon intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, Lexon's financial condition and such other factors as the Board of Directors may consider.

         Liquidation Rights. Upon any liquidation, dissolution or winding up of Lexon, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Lexon available for distribution to shareholders after liabilities are paid and distributions are made to the holders of Lexon's Preferred Stock.

         Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Lexon.


Note 8-  Stock Options

         On August 15, 1998, the Board of Directors and shareholders approved the adoption of the Lexon Option Plan, pursuant to which 3,000,000 shares of Common Stock were reserved. Stock options granted under the Plan expire ten years from the date of grant.


         On October 15, 1998, the Board granted options described in the following three paragraphs based on an exercise price of $1.20 per share. Because no trading market for the common stock was yet established, the option exercise price of $1.20 per share was determined by the Board based on the most recent offering price of $2.00 per share less a 40% discount. The discount was determined to be appropriate as stock issued when these options are exercised may be restricted. Compensation cost, if applicable, was based on an estimated fair value of $1.20 per share. The fair value of $1.20 per share was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: exercise price of $1.20 per share, stock price of $1.20 per share, risk-free interest rate of 6.0%, expected dividend yield of 0.0; expected life of ten years; and estimated volatility of 151%:

         On October 15, 1998, the Board granted 300,000 options at $1.20 per share to a consultant for financial and investment consulting services for a one year period beginning October 29, 1998, pursuant to a written agreement. The Company recorded $360,000 as a cost of capital and prepaid consulting for the options granted to the consultant based on an estimated fair value of $1.20 per share. The Company is amortizing the cost over 12 months, which is the life of the agreement. For the period ended December 31, 1998, the Company recognized $60,000 in expense for the consultant's services.

         On October 15, 1998, the Board granted 50,000 options at $1.20 per share to Dr. Tabibzadeh, inventor of the Ebaf Assay screening process, for past services. The Company recorded $60,000 as a cost of capital and R&D expense for the options granted to Dr. Tabibzadeh based on an estimated fair value of $1.20 per share.

         On October 15, 1998, the Board granted 50,000 stock options to an officer and 180,000 stock options to a non-affiliated shareholder of the Company at $1.20 per share as consideration for loans made by them to the Company. The Company recorded no compensation cost for the options granted to the officer, but recorded $216,000 as interest expense for the options granted to the shareholder based on an estimated fair value of $1.20 per share.

         On October 29, 1998, the Company entered into an agreement with an investor relations firm whereby the Board granted them an option to purchase up to 1,000,000 shares of common stock over a two year period. Exercise prices range from $1.20 to $3.00 per share. Vesting of the options is contingent upon the achievement of certain market conditions surrounding the Company's stock. Compensation cost will be recognized for the options when and if they become vested. The options expire ten years from the date of the agreement.

         SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") provides an alternative method of determining compensation cost for employee stock options, which alternative method may be adopted at the option of the Company. Had compensation cost for the 50,000 options granted to an officer been determined consistent with SFAS 123, the Company's net loss and EPS would have been reduced to the following pro forma amounts:

          Net loss:
               As reported ................   $  (733,131)
               Pro forma ..................      (770,331)

          Basic and diluted EPS:
               As reported ................   $     (0.17)
               Pro forma ..................         (0.18)

          A summary of the status of the Company's stock options at December 31, 1998, and changes during the period then ended is presented below:

                                                                      Weighted
                                                                       Average
                                                     Shares     Exercise Price
                                                 ----------    ---------------

          Employees:
          Outstanding, beginning of period .....         --    $            --
          Granted ..............................     50,000               1.20
          Exercised ............................         --                 --
          Canceled .............................         --                 --
                                                 ----------    ---------------
          Outstanding, December 31, 1998 .......     50,000    $          1.20
                                                 ----------    ---------------
          Exercisable, December 31, 1998 .......     50,000    $          1.20
                                                 ----------    ---------------
          Weighted average fair value of
              options granted ................................ $          1.20
                                                               ---------------

          Consultants:
          Outstanding, beginning of period .....        --     $            --
          Granted ..............................   530,000                1.20
          Exercised ............................        --                  --
          Canceled .............................        --                  --
                                                ----------     ---------------
          Outstanding, December 31, 1998 .......   530,000     $          1.20
                                                ----------     ---------------
          Exercisable, December 31, 1998 .......   530,000     $          1.20
                                                ----------     ---------------
          Weighted average fair value of
              options granted .................................$          1.20
                                                               ---------------

         The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                            Options Outstanding            Options Exercisable
                   ------------------------------------  -----------------------
                                   Weighted
                                    Average    Weighted                Weighted
                        Number    Remaining     Average       Number    Average
 Range of          Outstanding  Contractual    Exercise  Exercisable   Exercise
 Exercise Prices   at 12/31/98         Life       Price  at 12/31/98      Price
 ---------------   -----------  -----------    --------  -----------   ---------

 Employees
       $1.20......      50,000    9.8 years       $1.20       50,000      $1.20
                   -----------  -----------    --------  -----------   ---------
 Consultants
       $1.20......     530,000    9.8 years       $1.20      530,000      $1.20
                   -----------  -----------    --------  -----------   ---------

         All options reflected in the tables above were granted on October 15, 1998 by the Board based on an exercise price of $1.20 per share. Compensation cost, if applicable, was based on an estimated fair value of $1.20 per share. The fair value of $1.20 per share was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: exercise price of $1.20 per share, stock price of $1.20 per share, risk-free interest rate of 6.0%, expected dividend yield of 0.0; expected life of ten years; and estimated volatility of 151%. The options expire ten (10) years from the date of grant. For the year ended December 31, 1998, the Company recorded $336,000 of compensation cost as an expense and $300,000 as a prepaid expense.

Note 9-  Earnings per Share

         Basic and diluted EPS for the period ended December 31, 1998 and 1997 were computed as follows:

                                                            1998           1997
                                                       ----------     ----------
         Basic and Diluted EPS Computation:

         Net loss applicable to common stockholders..  $(733,131)     $  (1,719)
                                                       ----------     ----------
         Weighted average shares outstanding.........  4,253,702              0
                                                       ----------     ----------
         Basic and Diluted EPS.......................  $  (0.07)      $   (0.00)
                                                       ----------     ----------

         For December 31, 1998, the 580,000 options granted at $1.20 per share were excluded from the EPS calculation as their effect was anti-dilutive.

         On March 4, 1999, the Board of Directors granted a total of 1,942,500 options at an exercise price of $1.5625 per share, which was the closing price of the Company's common stock on the date of grant. Of the options granted, 1,692,500 were to employees and 250,000 were to Dr. Tabibzadeh. On April 21, 1999, 55,000 options at $1.5625 per share were exercised by an employee.On June 30, 1999, 70,000 options vested at an exercise price of $1.50 per share to the investor relations firm.

                                    PART III

Index to and Description of Exhibits

        Exhibit
        Number        Description of Exhibit
        ------------- ----------------------------------------------------------

          2.1         Certificate of Incorporation dated December 17, 1997

          2.2         Bylaws of the Registrant Adopted December 16, 1997
          3.1         Form of Common Stock Certificate
          6.1 License Agreement between Gentest, Inc., the University of South Florida and the University of South Florida Research Foundation, Inc. dated April 9, 1998
          6.2         Research and License  Agreement  between  Gentest,  Inc.
                      and North Shore University Hospital Research Corporation dated June 22, 1998
          6.3 Agreement between Registrant and North Shore Office of Grants and Contracts dated March 8, 1999
          6.4 Investor Relations Services Agreement and Option Agreement between Registrant and Morgan-Phillips, Inc. dated November 1, 1998
          6.5 Consulting Agreement between Registrant and the Viking Group dated November 1, 1998
          6.6         Sponsorship   Commitment   Agreement   between  Registrant
                      and Celebrity Images, representatives for Eric Davis and the Score Against Colon Cancer Event, dated March 15, 1999
          6.7 Consulting Agreement between Registrant and SSP Management Corporation dated March 31, 1999
          6.8         Confidentiality Agreement between Registrant and Ortho-
                      Clinical Diagnostics, Inc. dated April 19, 1999
          6.9         Confidentiality  Agreement  between  Registrant and Chiron
                      Diagnostics  Corporation,dated April 21, 1999
          6.10        Confidentiality Agreement between Registrant and Abbott
                      Laboratories,  dated June 29, 1999
          6.11 Consulting Agreement between Registrant and Jonathan Dari-yanani dated March 1, 1999
          6.12        Consulting Agreement between Registrant and Dr. Tabibzadeh
          6.13        Form of Indemnification Agreement
          6.14 Lexon, Inc. 1998 Stock Option Plan dated August 15, 1998 and Form of Option Agreement
          6.15 Agreement and Plan of Merger between Registrant and Gentest, Inc. dated May 11, 1998
          6.16        Certificate of Merger dated July 9, 1998
         12.1         Private Placement Memorandum dated April 1, 1998
         12.2         Private Placement Memorandum dated May 18, 1998
         12.3         Private Placement Memorandum dated November 6, 1998
         12.4         Private Placement Memorandum dated January 18, 1999
         27.0 Financial Data Schedule at June 30, 1999 (for electronic filers only)

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             LEXON, INC.

                                             /s/ GIFFORD M. MABIE
                                             PRESIDENT

                                       16